OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1998





                             CONTENTS



                                                                     Page

Statements of Transfer Fee Billings                                    1

Summary of Costs Incurred                                              2

                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1998
                                      January 1998                    February 1998                      March 1998
                             Tons         Fee       Amount    Tons        Fee        Amount    Tons         Fee       Amount
                                       (per ton)    (000)              (per ton)     (000)               (per ton)    (000)
SERVICE TO AFFILIATES

  Indiana-Kentucky Electric
  Corp:
    Clifty Creek . . . . .     118,903   $1.46     $  174        47,828  $1.46       $   70          -     $ -        $ -

  Indiana Michigan Power
  Company and AEP Generating
  Company:
    Rockport Plant . . . .     864,914   $1.46      1,263       841,201  $1.46        1,228      817,872   $1.46       1,194

SERVICE TO NON-AFFILIATES      193,517   $1.33        257       267,485  $1.15          308      458,840   $1.03         471

    TOTAL. . . . . . . . .   1,177,334             $1,694     1,156,514              $1,606    1,276,712              $1,665

                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                    SUMMARY OF COSTS INCURRED
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1998


                                                                    Three
                                                                    Months
                                 January    February     March      Ended
                                   1998       1998        1998     3/31/98
                                              (in thousands)

Rents. . . . . . . . . . . . . . $  593     $  588      $  587     $1,768
Labor-UMW* . . . . . . . . . . .    196        174         197        567
Benefits-UMW*. . . . . . . . . .    156        152         155        463
Salaries and Benefits-Nonunion .     52         47          42        141
Material & Supplies. . . . . . .     83         89         110        282
Billed Services. . . . . . . . .     92        185         107        384
Taxes**. . . . . . . . . . . . .     55         51          51        157
Administrative and General . . .    201        170         215        586
Inventory Adjustments*** . . . .      1        (13)        (31)       (43)
Electricity. . . . . . . . . . .     87         87          74        248
Cost-of-Capital. . . . . . . . .     42         65          64        171

          Total. . . . . . . . . $1,558     $1,595      $1,571     $4,724


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
    costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.